Exhibit 99.1

Caledonia Mining Corporation Plc
Caledonia declares an increased quarterly dividend
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

5 July 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") today announces that the Board of Directors has declared an increased quarterly dividend (the "increased dividend") of one and three eighths United States cents (US$0.01375) on each of the Company's common shares.

The increased dividend represents an annualised dividend of 5.5 cents per share and is an increase of 22 per cent from the previous annualised dividend of 4.5 cents per share.

The relevant dates relating to the increased dividend are as follows:

•	Ex-dividend date for shares held on the Canadian register: 13 July 2016
•	Ex-dividend date for shares held through depositary interests in Crest in the UK: 14 July 2016
•	Record date: 15 July 2016
•	Dividend cheque mailing date: 29 July 2016

Shareholders and depositary interest holders who are registered in Canada and the UK respectively will be paid in Canadian Dollars and Sterling, respectively.  The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates at noon on the record date.

Chief Executive Officer, Steve Curtis, said,

"The declaration of the increased dividend reflects the Company's confidence that its earnings and cash generation will increase.

"In late March 2016, production started from the Blanket ore bodies below 750 meters following completion of the No. 6 Winze.  In March 2016, the decline development into the AR South ore body below 750 meters was also completed and further improved Blanket's operational flexibility.  I am now increasingly confident that the projected production targets of 50,000 ounces in 2016 and 65,000 ounces in 2017 will be realised.

"The planned increases in production in 2016 and 2017 are expected to result in a lower average cost of production as fixed costs are spread across an increased number of gold ounces.   Approximately 80 per cent of Blanket's costs and 100 per cent of Caledonia's costs are fixed and the marginal cost is approximately $160 per ounce.

"Notwithstanding the increased dividend, Caledonia intends to retain a robust balance sheet so that it can take advantage of further investment opportunities."

Caledonia's Dividend Policy

Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy. In 2014, the Company paid an annual aggregate dividend of six Canadian cents (CAN$0.060) per common share.  The first quarterly dividend was paid on 31 January 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014, at the end of January, April, July and October 2015 and at the end of January and April 2016.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
3996682.1 C5501.J41218

On 16 December 2015 Caledonia announced that henceforth it will report its financial results in United States Dollars, commencing with the results for the quarter and 12 months to 31 December 2015 which were released on 21 March 2016.  The dividend paid at the end of January 2016 was therefore denominated in United States Dollars at 1.125 United States cents per share.

It is expected that the increased dividend of 5.5 United States cents per annum, paid in equal quarterly instalments, will be maintained.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy without the need to raise third party finance.

Effect of the re-domicile from Canada to Jersey, Channel Islands

On 19 March 2016 Caledonia re-domiciled from Canada to Jersey, Channel Islands, after which dividends paid by Caledonia are no longer subject to Canadian withholding tax.  The dividend paid at the end of April 2016 was the first dividend that Caledonia paid as a Jersey-domiciled company and was paid without the deduction of Canadian withholding tax.

Following the re-domicile of the company from Canada to Jersey with effect from 19 March 2016, the dividend is no longer eligible for the purposes of the Income Tax Act (Canada).

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia's primary asset is a 49% interest in an operating gold mine in Zimbabwe ("Blanket").  Caledonia's shares are listed in Canada on the Toronto Stock Exchange as "CAL", on London's AIM as "CMCL" and are also traded on the American OTCQX as "CALVF".

At 31 March 2016, Caledonia had net cash of US$8.8m.  Blanket plans to increase production from 42,800 ounces in 2015 to approximately 80,000 ounces in 2021; Blanket's target production for 2016 is approximately 50,000 ounces. Caledonia expects to publish its results for the quarter to 30 June 2016 on 11 August 2016.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

3996682.1 C5501.J41218

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

3996682.1 C5501.J41218